AQUILA MUNICIPAL TRUST

AQUILA NARRAGANSETT TAX-FREE INCOME FUND
SPECIAL MEETING OF SHAREHOLDERS

DECEMBER 1, 2015

The Special Meeting of Shareholders of Aquila Narragansett Tax-Free Income Fund (the 'Fund') was held on December 1, 2015. The holders of shares representing approximately 60% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matter was voted upon and approved by the shareholders (the resulting votes are presented below).

Dollar Amount of Votes:


1.  To act on a new Sub-Advisory Agreement


	For		Against	        Abstain

	$139,870,903	$726,415	$1,779,297